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                         October 23, 2023

       Douglas Dietrich
       CEO
       MINERALS TECHNOLOGIES INC
       622 Third Avenue , 38th Floor
       New York, NY 10017

                                                        Re: MINERALS
TECHNOLOGIES INC
                                                            10-K for the year
ending December 31, 2022
                                                            File No. 001-11430

       Dear Douglas Dietrich:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Industrial Applications and

                         Services